UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 7, 2006**

STRYKER CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	**0-9165**	**38-1239739**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

2725 Fairfield Road, **Kalamazoo, Michigan**	**49002**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **269.385.2600**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

   2006 Long-Term Incentive Plan - On February 7, 2006, the Board of Directors of Stryker Corporation ("Stryker"), upon the recommendation of the Compensation Committee, adopted the 2006 Long-Term Incentive Plan (the "2006 Plan"), subject to shareholder approval at the 2006 Annual Meeting. The 2006 Plan permits the grant to employees and directors of Stryker of stock options, restricted stock awards, other stock unit awards and other rights, interests and options relating to shares of Stryker Common Stock. A total of 20,000,000 shares of Stryker Common Stock will be available for awards under the 2006 Plan. No individual may be granted awards with respect to more than 2,000,000 shares during any calendar year. Awards other than options will be counted against such maximums on a two-for-one basis. The 2006 Plan provides for adjustment in the number of shares in the event of stock splits, stock dividends and the like.

   The persons to whom awards will be granted and the terms thereof will be determined by the Compensation Committee appointed by the Board of Directors, except that the full Board shall make such determination in the case of the non-employee directors. In addition, the Committee may delegate to the Chief Executive Officer the authority to make awards to certain employees, subject to an annual limit of 10,000 shares per employee. The actual awards will depend on a number of factors, including an individual's potential contribution to the business, compensation practices at the time, retention issues and the Company's stock price.

   In the event of certain events constituting a change in control, the Compensation Committee will have discretion to accelerate the vesting of awards, eliminate restrictions, deem any performance measure to be satisfied or take such other action as it deems appropriate in its sole discretion. In addition, the Compensation Committee may determine at any time at or after the grant of an option under the 2006 Plan, that, during the 60-day period after a change in control occurs, a participant holding an option shall have the right, whether or not the option is fully exercisable, to receive, upon surrender of the option, an amount in cash equal to the excess of the change in control price over the exercise price per share. The change in control price shall be the higher of the highest reported sales price of the Common Stock during the 60-day period prior to and including the date of the change of control or, if the change in control is the result of a tender or exchange offer, the price per share paid in such tender or exchange offer.

   The Compensation Committee may include a provision in the grant of an award providing that a participant who breaches any non-competition, nonsolicitation or nondisclosure provision or provision as to ownership of inventions contained in an agreement with Stryker shall forfeit awards or shares of Common Stock issued or payment received in respect thereof that have not been disposed of (in which case Stryker will repay the lesser of any amount paid by the participant or the then fair market value of a share of Common Stock) or pay to Stryker any gain realized as a result of the disposition of shares issued in respect of such award.

   The foregoing description is qualified in its entirety by reference to the complete text of the 2006 Plan that is filed as Exhibit 10.1 to this Form 8-K and incorporated by reference herein.

   Amended 1998 Stock Option Plan - On February 7, 2006, the Board of Directors amended Stryker's 1998 Stock Option Plan (the "1998 Plan") in certain respects, including, among other things, to permit the Compensation Committee to delegate to the Chief Executive

Officer the authority to grant options to employees, subject to an annual limit of 10,000 shares per employee, and to provide for forfeiture of options or shares issued pursuant thereto or profits realized on the disposition of such shares in the same manner provided in the 2006 Plan. The amendments to the 1998 Plan do not require shareholder approval. The complete text of the 1998 Plan, as amended, is filed as Exhibit 10.2 to this Form 8-K and incorporated by reference herein.

Special Stock Option Award to Stephen P. MacMillan - On February 7, 2006, the Compensation Committee (with the confirmation of the full Board of Directors other than Mr. MacMillan) granted a nonstatutory option to purchase an aggregate of 1,000,000 shares of Stryker Common Stock at a price of $46.85 per share to Stephen P. MacMillan, President and Chief Executive Officer, under the 1998 Plan. The Compensation Committee indicated at the time of the grant its current intention that the special award shall be in lieu of other stock-based awards that may be made to Mr. MacMillan during the next five years.

The option will vest and become exercisable in eight equal annual installments of 100,000 shares beginning on February 7, 2007 and the balance of 200,000 shares will become exercisable commencing on February 7, 2015. If Mr. MacMillan's employment is terminated by reason of disability or death, he or his estate will have the right to exercise the vested portion for a period of three years following such termination. In the event his employment terminates for any other reason, he or his estate (in the event of his death after such termination) may exercise the vested portion during the 30 days following such termination. The option will expire on February 6, 2016.

Under the terms of the special award, Mr. MacMillan must exercise the option in cash for at least 5,000 shares (including shares withheld to satisfy applicable withholding taxes) in each twelve-month period beginning on February 7, 2007 and on the first eight anniversaries thereof and such shares must be held by him as long as he is the Chief Executive Officer of Stryker. In addition, Mr. MacMillan must continue to hold for at least one year after exercise at least 25% of any shares acquired upon exercise of the option over and above the annual 5,000 share minimum.

If, during his employment or the two-year period thereafter, Mr. MacMillan breaches any of the noncompetition, nonsolicitation, nondisclosure and invention ownership provisions contained in his employment agreement or any other agreement that he enters into with Stryker, the unexercised portion of the option will be rescinded. He will also be required to return any shares of Common Stock that he acquired upon exercise of the option (against payment by Stryker of the lesser of the exercise price or the fair market value of the Common Stock at that time) and repay to Stryker the gain realized on any such shares that he has disposed of. These provisions will also be applicable if Mr. MacMillan's employment is terminated for cause, as defined in his employment agreement, or if it is determined within one year after termination for any other reason, including voluntary termination, that the Board of Directors would have been justified in terminating his employment for cause if the facts and circumstances had been known prior to termination for such other reason.

The foregoing description of the special award to Mr. MacMillan is qualified in its entirety by reference to the complete text of the Stock Option Agreement with respect thereto, which is filed as Exhibit 10.3 to this Form 8-K and incorporated by reference herein.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits

Exhibit 10.1   2006 Long-Term Incentive Plan
Exhibit 10.2   1998 Stock Option Plan, as amended
Exhibit 10.3   Stock Option Agreement relating to special stock option award
               to Stephen P. MacMillan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

STRYKER CORPORATION
(Registrant)

February 9, 2006   /s/ DEAN H. BERGY
Date   Dean H. Bergy
                                    Vice President and
                                    Chief Financial Officer
                                    (Principal Financial Officer)

EXHIBIT INDEX

10.1   2006 Long-Term Incentive Plan

10.2   1998 Stock Option Plan, as amended

10.3   Stock Option Agreement relating to special stock option award to Stephen P. MacMillan

Exhibit 10.1

STRYKER CORPORATION 2006 LONG-TERM INCENTIVE PLAN

Article 1.   Establishment, Objectives and Duration

1.1   Establishment of this Plan. Stryker Corporation, a Michigan corporation, hereby establishes this Stryker Corporation 2006 Long-Term Incentive Plan (the "Plan") as set forth in this document. Capitalized terms used but not otherwise defined herein will have the meanings given to them in Article 2. This Plan permits the grant of Stock Options, Restricted Stock and Other Stock Unit Awards.

This Plan will become effective as of April 26, 2006, subject to this Plan having been approved by the Company's shareholders on that date, and will remain in effect as provided in Section 1.3 hereof.

1.2   Purpose of this Plan. The purpose of this Plan is to advance the interests of the Company and its Subsidiaries (collectively, "Stryker") by providing a larger personal and financial interest in the success of Stryker to employees and directors whose judgment, interest and special efforts Stryker is dependent upon for the successful conduct of its operations and to enable Stryker to compete effectively with others for the services of new employees and directors as may be needed for the continued improvement of the enterprise. It is believed that the acquisition of such interest will stimulate the efforts of such employees and directors on behalf of Stryker and strengthen their desire to continue to serve Stryker.

1.3   Duration of this Plan. This Plan will commence on the Effective Date and will remain in effect, subject to the right of the Committee to amend or terminate this Plan at any time pursuant to Article 10, until the earlier of (a) April 25, 2013 and (b) the date that all Shares subject to this Plan pursuant to Article 4 have been issued or transferred according to this Plan's provisions; provided, however, that upon Plan termination, all Awards outstanding under this Plan will continue to have full force and effect in accordance with the terms of the Award Agreements evidencing such Awards.

Article 2.   Definitions

Whenever used in this Plan, the following terms have the meanings set forth below, and when the meaning is intended, the initial letter of the word is capitalized:

"Award" means any Stock Option, Restricted Stock, Other Stock Unit Award or any other right, interest or option relating to Shares granted pursuant to the provisions of this Plan.

"Award Agreement" means any written agreement, contract or other instrument or document evidencing an Award or Awards granted by the Committee hereunder, which in the sole and absolute discretion of the Company may, but need not, be signed or acknowledged by the Company and/or the Participant.

"Board" or **"Board of Directors"** means the Board of Directors of the Company.

"Business Combination" shall have the meaning provided therefor in the definition of Change in Control.

"Change in Control" means the occurrence of any one or more of the following: (a) any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), after the Effective Date, becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than fifty percent (50%) of the outstanding Shares, (b) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company (a "Business Combination"), unless immediately following such Business Combination more than sixty percent (60%) of the total voting power of (i) the company resulting from such Business Combination (the "Surviving Company"), or (ii) if applicable, the ultimate parent company that directly or indirectly has beneficial ownership of one hundred percent (100%) of the voting securities eligible to elect directors of the Surviving Company is represented by the Shares that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Shares were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Shares among the holders thereof immediately prior to the Business Combination, or (c) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or a sale of all or substantially all of the Company's assets.

"Change in Control Price" means the higher of (a) the highest reported sales price, regular way, of a Share in any transaction reported on the New York Stock Exchange Composite Tape or other national exchange on which Shares are listed or on the Nasdaq National Market during the 60-day period prior to and including the date of a Change in Control or (b) if the Change in Control is the result of a tender or exchange offer or a Business Combination, the highest price per Share paid in such tender or exchange offer or Business Combination; provided however, that in the case of Incentive Stock Options, the Change in Control Price shall be the Fair Market Value of a Share on the date such Incentive Stock Option is exercised. To the extent that the consideration paid in any such tender or exchange offer or Business Combination above consists all or in part of securities or other noncash consideration, the value of such securities or other noncash consideration shall be determined in the sole discretion of the Board.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor act thereto.

"Committee" means the Compensation Committee of the Board of Directors or such other persons or committee to which the Board has delegated any authority, as may be appropriate. A person may serve on the Committee only if he or she is an "outside director" for purposes of Section 162(m) of the Code, is a "Non-Employee Director" within the meaning of Exchange Act Rule 16b-3 and is an "independent" Director for purposes of the Corporate Governance Standards of the New York Stock Exchange.

"Company" means Stryker Corporation, a Michigan corporation, and any successor thereto as provided in Article 12.

"Director" means a member of the Board of Directors.

"Disability" means (i) when used in the context of an Award other than an Incentive Stock Option Award, a physical or mental condition that qualifies as a disability under the long-term disability pay plan of Stryker then in effect for United States employees (irrespective of whether the Participant is eligible to participate in such plan), which disability has, in the case of an Employee, prevented such Employee from being in the full-time, active service of Stryker for the entire period of one hundred-eighty (180) days immediately preceding termination of employment; and (ii) when used in the context of an Incentive Stock Option, a physical or mental condition that qualifies as a disability within the meaning of Code Section 22(e)(3).

"Effective Date" means April 26, 2006, subject to this Plan having been approved by the Company's shareholders on that date.

"Employee" means any person employed by Stryker in a common law employee-employer relationship. A Participant shall not cease to be an Employee for purposes of this Plan in the case of (i) any leave of absence approved by Stryker or (ii) transfers between locations of the Company or among the Company, any Subsidiary or any successor. Service as a Director shall not be sufficient to constitute "employment" by Stryker.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

"Exercise Period" shall have the meaning provided therefor in Section 3.4.

"Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

"Fair Market Value" of the Shares as of any date means the closing sales price of the Shares (or the closing bid, if no sales were reported) as reported on the New York Stock Exchange-Composite Transactions for the last market trading day prior to such date or, if the Shares are not then listed on the New York Stock Exchange, the fair market value of the Shares on such date as determined in good faith by the Stock Option Committee.

"Incentive Stock Option" means an Option that is designated as an Incentive Stock Option and that is intended to meet the requirements of Code Section 422.

"Non-Employer Director" means a Director who is not currently an Employee.

"Nonstatutory Stock Option" means an Option that is designated as not being intended to qualify, or that has ceased to qualify, as an Incentive Stock Option.

"Option" means an option to purchase Shares granted under Article 6.

"Other Stock Unit Award" means any right granted to a Participant by the Committee pursuant to Article 8.

"Participant" means an Employee or Non-Employee Director to whom an Award has been granted that remains outstanding.

"Performance Award" shall have the meaning provided therefor in Section 14.5.

"Restricted Stock" means any Share issued pursuant to Article 7 with a restriction on transferability, a risk of forfeiture and such other restrictions as the Committee, in its sole discretion may impose, which restrictions generally will expire on a specified date, upon the occurrence of an event and/or on an accelerated basis under certain circumstances, as specified in this Plan or the Award Agreement relating to the Restricted Stock.

"Restriction Period" means the period during which Restricted Stock remains nontransferable and subject to a risk of forfeiture.

"Retirement" means termination of employment with or service as a Director of Stryker on or after the Participant's 65th birthday or the Participant's 60th birthday if the Participant has completed or is otherwise credited with ten (10) years of service as an Employee or Director of Stryker.

"Shares" means the shares of common stock, $.10 par value, of the Company.

"Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Code Section 424(f).

Article 3.   Administration

3.1   The Committee. This Plan will be administered by the Committee. The Board of Directors may from time to time remove members from the Committee or add members thereto, and vacancies in such Committee, however caused, shall be filled by the Board.

3.2   Authority of the Committee. Except as limited by law and subject to the provisions of this Plan and such orders or resolutions not inconsistent with the provisions of this Plan as may from time to time be adopted by the Board, the Committee will have full power to: select Employees and Non-Employee Directors to whom Awards may from time to time be granted under this Plan; determine the type or types of Awards to be granted to each Participant; determine the number of Shares to be covered by or relating to each Award granted under this Plan; determine the terms and conditions of Awards in a manner consistent with this Plan; construe and interpret this Plan and any Award Agreement; establish, amend or waive rules and regulations for this Plan's administration; and (subject to the provisions of Article 10) amend the terms and conditions of any outstanding Award to the extent they are within the discretion of the Committee as provided in this Plan. Further, the Committee will make all other determinations that may be necessary or advisable to administer this Plan. The Committee shall be authorized to make adjustments in the terms and conditions of Awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in applicable laws, regulations or accounting principles. The interpretation and construction by the Committee of any provision of this Plan or any Award granted pursuant hereto shall be final and conclusive. No member of the Committee or the Board of Directors shall be liable for any action or determination made in good faith with respect to this Plan or any Award granted pursuant hereto.

3.3   Delegation. Subject to the terms of this Plan and terms and limitations as the Committee shall determine, the Committee may delegate its authority to make Awards to Employees to the Company's Chief Executive Officer, subject to an annual limit per Employee of 10,000 Shares subject to Awards, with any Share issued in connection with an Award other than an Option being counted against such limit as two (2) Shares, except that no such delegation may be made in the case of Awards to persons who are subject to the provisions of Section 16 of the Exchange Act or in the case of Awards intended to be qualified under Section 162(m) of the Code. To the extent that the Committee delegates its authority as provided by this Section 3.3, all references in this Plan to the Committee's authority to make Awards shall be deemed to include the Chief Executive Officer. The annual limit described in this Section 3.3 shall be subject to adjustment as provided in Section 4.4.

3.4   **Change in Control.** In the event of a Change in Control, the Committee shall have the discretion to accelerate the vesting of Awards, eliminate any restriction applicable to Awards, deem the performance measures, if any, to be satisfied, or take such other action as it deems appropriate, in its sole discretion. In addition, notwithstanding any other provision of this Plan, during the sixty (60)-day period from and after a Change in Control (the "Exercise Period"), if the Committee shall determine at, or at any time after, the time of grant, a Participant holding an Option shall have the right, whether or not the Option is fully exercisable and in lieu of the payment of the Exercise Price for the Shares being purchased under the Option and by giving written notice to the Company, to elect (within the Exercise Period) to surrender all or part of the Option to the Company and to receive in cash, within thirty (30) days of such notice an amount equal to the amount by which the Change in Control Price per Share on the date of such election shall exceed the Exercise Price per Share under the Option multiplied by the number of Shares granted under the Option as to which the right granted under this Section 3.4 shall have been exercised.

Article 4.   **Shares Subject to this Plan and Maximum Awards**

4.1   **Number of Shares Available for Awards.** Subject to adjustment as provided in this Article 4, the maximum number of Shares and Share equivalent units that may be issued or transferred to Participants under this Plan will be 20,000,000. The maximum number of Shares and Share equivalent units that may be granted during any calendar year to any one Participant under all types of Awards available under this Plan is 2,000,000 (on an aggregate basis); provided, however, that, to the extent required by Section 162(m) of the Code, Shares subject to Options that are canceled shall continue to be counted against the foregoing limit and provided, further, that such limit will apply whether the Awards are paid in Shares or in cash. Any Share issued in connection with an Award other than an Option or by reference to which an Award is valued shall be counted against the limits described above as two (2) Shares for every Share issued in connection with such Award or by which the Award is valued by reference. All limits described in this Section 4.1 are subject to adjustment as provided in Section 4.4.

4.2   **Lapsed Awards.** If any Award is canceled, terminates, expires, or lapses for any reason, any Shares subject to such Award shall not count against the aggregate number of Shares that may be issued under this Plan set forth in Section 4.1 above.

4.3   **Shares Used to Pay Exercise Price and Withholding Taxes.** If a Participant pays the Exercise Price for an Option by tendering previously owned Shares in accordance with the provisions of Section 6.2(a) herein or satisfies any tax withholding requirement with respect to any Award by delivery or transfer of Shares to the Company or by having the Company withhold Shares in accordance with Section 11 herein, then such Shares surrendered to pay the Exercise Price or used to satisfy such tax withholding requirement shall count against the aggregate number of Shares that may be issued under this Plan set forth in Section 4.1 above.

4.4   **Adjustments of and Changes in Shares.**

(a)   In the event of any merger, reorganization, consolidation, recapitalization, separation, liquidation, split-up, share combination, or other change in the corporate structure of the Company affecting the Shares or of any stock or other securities into which the Shares shall have been changed or for which Shares shall have been exchanged, such adjustment shall be made in the number and class of Shares that may be delivered under this Plan, and in the number and class of and/or price of Shares subject to outstanding Awards granted under this Plan, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights and provided that the number of Shares subject to any Award shall always be a whole number.

(b)   Fractional Shares resulting from any adjustment in Awards pursuant to this Section 4.4 may be settled in cash or otherwise as the Committee determines.

(c)   The Company will give written notice of any adjustment to each Participant who holds an Award that has been adjusted and the adjustment (whether or not that notice is given) will be effective and binding for all Plan purposes.

4.5   Source of Shares. Shares issued under this Plan may be original issue Shares or Shares purchased in the open market or otherwise.

Article 5.   Eligibility and Participation

Any Employee or Non-Employee Director shall be eligible to be selected as a Participant as provided herein; provided, however, that Incentive Stock Options shall only be awarded to Employees. Notwithstanding any provision in this Plan to the contrary, the Board (not the Committee) shall have the authority, in its sole and absolute discretion, to select Non-Employee Directors as Participants who are eligible to receive Awards other than Incentive Stock Options under this Plan and all references in this Plan to the Committee, insofar as they relate to Awards to Non-Employee Directors, shall be deemed references to the Board. The Board shall set the terms of Awards to Non-Employee Directors in its sole and absolute discretion, and the Board shall be responsible for administering and construing such Awards in substantially the same manner that the Committee administers and construes Awards to Employees.

Article 6.   Options

6.1   Grant of Options. Subject to the terms and provisions of this Plan, Options may be granted to Employees and Non-Employee Directors in the number, and upon the terms, and at any time and from time to time, as determined by the Committee.

6.2   Terms and Conditions. Except as hereinafter provided, all Options granted pursuant to this Plan shall be subject to the following terms and conditions:

(a)   <u>Price</u>. The Exercise Price of the Shares issuable upon exercise of Options granted under this Plan shall be not less than 100% of the Fair Market Value of the Shares on the date of the grant of the Option. The Exercise Price shall be paid in full at the time of such purchase, in (i) cash, (ii) Shares valued at the Fair Market Value of the Shares on the date of purchase or (iii) any combination of cash and Shares. The Exercise Price shall be subject to adjustment, but only as provided in Section 4.4 hereof.

(b)   Duration and Exercise of Options. Options may be granted for terms of up to but not exceeding ten (10) years from the date the particular Option is granted. Options shall be exercisable as provided by the Committee at the time of grant thereof.

(c)   Termination of Employment or Service as a Director. Upon the termination of the Participant's employment or service as a Director, except as otherwise provided under terms of the Award Agreement, his or her rights to exercise an Option shall be as follows:

Retirement. If a Participant's employment or service as a Director terminates by reason of Retirement, the Participant or the Participant's estate (in the event of death after such termination) may, at any time prior to the fixed termination date provided in the Option, exercise the Option with respect to all or any part of the Shares subject thereto, regardless of whether the right to purchase such Shares had accrued on or before the last day on which the Participant was either an Employee or Director. Anything in this Plan to the contrary notwithstanding, if a Participant were eligible for Retirement but ceased to be an Employee or Director by reason of Disability, death or any other reason before such Participant retired, his or her rights to exercise an Option shall be as if such Participant's employment or service as a Director ceased by reason of Retirement.

Disability or Death. If a Participant's employment or service as a Director terminates by reason of Disability or death, the Participant's estate may, within one (1) year following such termination, exercise the Option with respect to all or any part of the Shares subject thereto, regardless of whether the right to purchase such Shares had accrued on or before the date of termination.

Other Reasons. If a Participant's employment or service as a Director terminates for any reason other than Retirement, Disability or death, the Participant or the Participant's estate (in the event of the Participant's death after such termination) may, within thirty (30) days following such termination, exercise the Option with respect to only such number of Shares as to which the right of exercise had accrued on or before the Termination Date unless the Committee determines that the Option shall be exercisable as to a greater portion thereof. Except as otherwise provided in the following sentence, "Termination Date" means the effective date of termination of a Participant's employment or service as a Director. If a Participant is employed outside the United States, "Termination Date" shall be the earliest of (i) the date on which notice of termination of employment is provided to the Participant, (ii) the last day of the Participant's active service with the Company or a Subsidiary, or (iii) the last day on which the Participant is an Employee of the Company or any Subsidiary, as determined in each case without including any required advance notice period and irrespective of the status of the termination under local labor or employment laws.

General. Notwithstanding the foregoing, no Option shall be exercisable in whole or in part (i) after the termination date provided in the Option, or (ii) except as provided in Section 3.4 or in the event of termination of employment or service as a Director because of Disability, Retirement or death, unless the Participant shall have continued in the employ of Stryker or to serve as a Director for one year following the date the Option was granted. A Participant's "estate" shall mean the Participant's legal representatives upon the Participant's death or any person who acquires the right under the laws of descent and distribution to exercise an Option by reason of the Participant's death. The Board of Directors or the Committee may determine that the transfer of employment of one or more Employees at the Company's request or with its permission to an entity that has a contractual relation with Stryker shall not be deemed a termination of employment for purposes of this Section 6.2(c). In the case of a person who is both an Employee and a Director, the provisions of this Section 6.2(c) shall not apply until such time as such person is neither an Employee nor a Director.

(d)   Surrender of Options. The Committee may require the surrender of outstanding Options as a condition precedent to the grant of new Options. Upon each such surrender, the Option or Options surrendered shall be canceled and the Shares previously subject to the Option or Options under this Plan shall thereafter be available for the grant of Options under this Plan.

(e)   Other Terms and Conditions. Options may also contain such other provisions, which shall not be inconsistent with any of the foregoing terms, as the Committee shall deem appropriate.

(f)   Incentive Stock Options. Incentive Stock Options granted pursuant to this Plan shall be subject to all the terms and conditions included in subsections (a) through (e) of this Section 6.2 and to the following terms and conditions:

(i)   No Incentive Stock Option shall be granted to an individual who is not an Employee;

(ii)   No Incentive Stock Option shall be granted to an Employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company; (iii)No Incentive Stock Option may be granted under this Plan if such grant, together with any applicable prior grants that are Incentive Stock Options within the meaning of Section 422(b) of the Code, would exceed any maximum established under the Code for Incentive Stock Options that may be granted to an individual Employee; and

(iv)   An Incentive Stock Option will cease to qualify as an Incentive Stock Option and shall be treated as a Nonstatutory Stock Option if not exercised on or before the earliest of (i) the time specified in the Award Agreement, (ii) three (3) months after the Participant's termination of service for a reason other than death or Disability, or (iii) twelve (12) months after the Participant's termination of service for Disability.

Article 7.   Restricted Stock

7.1   Grant of Restricted Stock. Subject to the terms and provisions of this Plan, the Committee may, at any time and from time to time, grant Restricted Stock to Participants in such amounts as it determines. Restricted Stock may be issued for no cash consideration or for such minimum consideration as may be required by applicable law.

7.2   Award Agreement. Each grant of Restricted Stock will be evidenced by an Award Agreement that specifies the Restriction Period, the number of Shares granted and such other provisions as the Committee determines.

7.3   Other Restrictions. The Committee may impose such conditions or restrictions on any Restricted Stock as it deems advisable, including, without limitation, restrictions based upon the achievement of specific performance objectives (Company-wide, business unit, individual, or any combination of them), time-based restrictions on vesting and restrictions under applicable federal or state securities laws. The Committee may provide that restrictions established under this Section 7.3 as to any given Award will lapse all at once or in installments. The Company will retain the certificates representing Restricted Stock in its possession until all conditions and restrictions applicable to the Shares have been satisfied.

7.4   Payment of Awards. Except as otherwise provided in this Article 7, Shares covered by each Restricted Stock grant will become freely transferable by the Participant after the last day of the applicable Restriction Period or on the date provided in the Award Agreement.

7.5   Voting Rights. During the Restriction Period, Participants holding Restricted Stock may exercise full voting rights with respect to those Shares.

7.6   Dividends and Other Distributions. During the Restriction Period, Participants awarded Restricted Stock hereunder will be credited with cash dividends paid on those Shares. Dividends may be paid currently, accrued as contingent cash obligations, or converted into additional Restricted Stock upon such terms as the Committee establishes. The Committee may apply any restriction it deems advisable to the crediting and payment of dividends and other distributions.

7.7   Termination of Service. Each Award Agreement will set forth the extent to which the Participant has the right to retain unvested Restricted Stock after his or her termination of employment or service as a Non-Employee Director. These terms will be determined by the Committee in its sole discretion, need not be uniform among all Awards of Restricted Stock, and may reflect, among other things, distinctions based on the reasons for termination of employment or service.

Article 8.   Other Stock Unit Awards

8.1   Stock and Administration. Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares (collectively, "Other

Stock Unit Awards") may be granted hereunder to Participants, either alone or in addition to other Awards granted under this Plan, and such Other Stock Unit Awards shall also be available as a form of payment in the settlement of other Awards granted under this Plan. Other Stock Unit Awards may include Awards based on the achievement of pre-established performance criteria during a specified period. Other Stock Unit Awards may be paid in Shares, cash or any other form of property, as the Committee shall determine. Subject to the provisions of this Plan, the Committee shall have sole and complete authority to determine the Employees to whom and the time or times at which Other Stock Unit Awards shall be made, the number of Shares to be granted pursuant to such Other Stock Unit Awards and all other conditions of Other Stock Unit Awards. Other Stock Unit Awards shall be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of this Plan as herein set forth. Unless the Committee determines otherwise to address specific considerations, Other Stock Unit Awards granted to Participants shall have a vesting period of not less than one year.

8.2   Other Provisions. Shares purchased pursuant to a purchase right awarded under Section 8.1 shall be purchased for such consideration as the Committee shall in its sole discretion determine, which shall not be less than the Fair Market Value of such Shares as of the date such purchase right is awarded. Otherwise, Shares subject to Other Stock Unit Awards granted under Section 8.1 may be issued for no cash consideration or for such minimum consideration as may be required by applicable law.

Article 9.   Rights of Participants

9.1   Employment and Service. Nothing in this Plan will confer upon any Participant any right to continue in the employ of Stryker, or interfere with or limit in any way the right of Stryker to terminate any Participant's employment or service as a Director at any time.

9.2   Participation. No Employee or Director will have the right to receive an Award under this Plan or, having received an Award, to receive a future Award.

Article 10.   Amendment, Modification and Termination

10.1   Amendment, Modification and Termination. The Committee may at any time and from time to time, alter, amend, modify or terminate this Plan in whole or in part. The Committee will not, however, increase the number of Shares that may be issued or transferred to Participants under this Plan, as described in the first sentence of Section 4.1 (and subject to adjustment as provided in Section 4.4) or to any one Participant, extend the term of this Plan or of Awards granted hereunder, change the eligibility criteria in Article 5 or reduce the Exercise Price of Options below Fair Market Value without the approval of the Company's shareholders. No termination, amendment or modification of this Plan may adversely affect in any material way any Award already granted, without the written consent of the Participant who holds the Award.

10.2   Awards Previously Granted. Subject to the terms and conditions of this Plan, the Committee may modify, extend or renew outstanding Awards under this Plan, or accept the surrender of outstanding Awards (to the extent not already exercised) and grant new Awards in substitution of them (to the extent not already exercised). The Committee will not, however, modify any outstanding Option so as to specify a lower Exercise Price or cancel any outstanding Option and issue a new Option in its place with a lower Exercise Price, without the approval of the Company's shareholders. Notwithstanding the foregoing, no modification of an Award will materially alter or impair any right or obligation under any Award already granted under this Plan without the prior written consent of the Participant.

Article 11.   **Withholding**

The Company shall be authorized to withhold from any Award granted or payment due under this Plan the amount of withholding taxes due in respect of an Award or payment hereunder and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. The Committee shall be authorized to establish procedures for election by Participants to satisfy such obligation for the payment of such taxes by delivery of or transfer of Shares to the Company, or by directing the Company to retain Shares (up to the employee's minimum required tax withholding rate) otherwise deliverable in connection with the Award.

Article 12.   **Successors**

All obligations of the Company under this Plan or any Award Agreement will be binding on any successor to the Company, whether the existence of the successor results from a direct or indirect purchase of all or substantially all of the business or assets of the Company or both, or a merger or consolidation or otherwise.

Article 13.   **Breach of Restrictive Covenants**

An Award Agreement may provide that, notwithstanding any other provision of this Plan to the contrary, if the Participant breaches any noncompetition, nonsolicitation or nondisclosure provision or provision as to Stryker's ownership of inventions contained in the Award Agreement or otherwise required as a condition to an Award, whether during or after termination of employment or service as a Director, the Participant will forfeit such Award or the Shares issued or payment received in respect thereof (in which case the Company will repay the lesser of any Exercise Price or other amount paid by the Participant or the then Fair Market Value) or pay to the Company any gain realized as a result of the disposition of Shares issued in respect of such Award, all as provided in the applicable Award Agreement.

Article 14.   **Miscellaneous**

14.1   Number. Except where otherwise indicated by the context, any plural term used in this Plan includes the singular and a singular term includes the plural.

14.2   Severability. If any provision of this Plan is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify this Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable law or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan, it shall be stricken and the remainder of this Plan shall remain in full force and effect.

14.3   Requirements of Law. The granting of Awards and the issuance of Shares or cash payouts under this Plan will be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies or national securities exchanges as may be required.

14.4   Securities Law Compliance. As to any individual who is, on the relevant date, an officer, Director or ten percent beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 under the Exchange Act or any successor rule. To the extent any provision of this Plan or action by the Committee fails to so comply, it will be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

No Option granted pursuant to this Plan shall be exercisable in whole or in part, and no Shares shall be issued pursuant to an Award, if such exercise or issuance would, in the opinion of counsel for the Company, violate the Securities Act of 1933 (or other federal or state statutes having similar requirements), as in effect at that time. Each Award shall be subject to the further requirement that, if at any time the Board of Directors shall determine in its discretion that the listing or qualification of the Shares subject to such Award under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the issue of Shares thereunder, such Award may not be exercised and no Shares may be issued in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any condition not acceptable to the Board of Directors.

14.5   Code Section 162(m) Provisions. Notwithstanding any other provision of this Plan, if the Committee determines at the time an award based on the achievement of performance objectives (a "Performance Award") is granted to a Participant who is then an officer of the Company that such Participant is, or is likely to be as of the end of the tax year in which the Company would ordinarily claim a tax deduction in connection with such Award, a covered employee within the meaning of Section 162(m)(3) of the Code, then the Committee may provide that this Section 14.5 shall be applicable to such Award. If a Performance Award is subject to this Section 14.5, then the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one or any combination of revenues, cost reductions, operating income, income before taxes, net income, adjusted net income, earnings per share, adjusted earnings per share, operating margins, working capital measures, return on assets, return on equity, return on invested capital, cash flow measures, market share, shareholder return or economic value added of the Company or the Subsidiary or division of the Company within which the Participant is primarily employed. Such performance goals also may be based on the achievement of specified levels of Company performance (or performance of an applicable Subsidiary or division of the Company) under one or more of the measures described above relative to the performance of other corporations. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, or any successor provision thereto, and the regulations thereunder. Notwithstanding any provision of this Plan other than Section 3.4, with respect to any Performance Award that is subject to this Section 14.5, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals except in the case of the death or Disability of the Participant, or under such other conditions where such waiver will not jeopardize the treatment of other Performance Awards as "performance-based compensation" under Section 162(m) of the Code. The Committee shall have the power to impose such other restrictions on Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

14.6 Section 409A Compliance. Any provision of this Plan that becomes subject to Code Section 409A will be interpreted and applied consistent with that Section.

14.7 Awards to Foreign Nationals and Employees Outside the United States. To the extent the Committee deems it necessary, appropriate or desirable to comply with foreign law or practice and to further the purposes of this Plan, the Committee may, without amending this Plan, establish rules applicable to Awards granted to Participants who are foreign nationals or are employed outside the United States, or both, including rules that differ from those set forth in this Plan, and grant Awards to such Participants in accordance with those rules. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees on assignments outside their home country.

14.8 No Restriction on Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

14.9 Non-Transferability of Awards. Unless the Committee determines otherwise at the time an Award is granted, Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the Participant's lifetime only by him or her or, if permissible under applicable law, by the Participant's guardian or legal representative. An Award and all rights thereunder shall terminate immediately if a Participant attempts to sell, pledge, assign, hypothecate, transfer or otherwise dispose of an Award or any rights therein to any person except as permitted herein or pursuant to the terms of such Award.

14.10 Governing Law. To the extent not preempted by federal law, this Plan and all agreements hereunder will be construed in accordance with and governed by the laws of the State of Michigan.

14.11 No Limitation on Rights of the Company. The grant of an Award does not and will not in any way affect the right or power of the Company to make adjustments, reclassifications or changes in its capital or business structure, or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

14.12 Participant to Have No Rights as a Shareholder. Before the date as of which he or she is recorded on the books of the Company as the holder of any Shares underlying an Award, a Participant will have no rights as a shareholder with respect to those Shares.

Exhibit 10.2

1998 Stock Option Plan
of
STRYKER CORPORATION

———————

As Amended through February 7, 2006
and As Adjusted for the two-for-one stock splits effective May 12, 2000 and May 14, 2004

———————

1.   Purpose. The purpose of the 1998 Stock Option Plan of Stryker Corporation (the "Plan") is to advance the interests of Stryker Corporation (the "Company") and its subsidiaries by providing a larger personal and financial interest in the success of the Company and its subsidiaries to employees and directors upon whose judgment, interest and special efforts the Company and its subsidiaries are dependent for the successful conduct of its and their operations and to enable the Company and its subsidiaries to compete effectively with others for the services of new employees and directors as may be needed for the continued improvement of the enterprise. It is believed that the acquisition of such interest will stimulate the efforts of such employees and directors on behalf of the Company and its subsidiaries and strengthen their desire to continue to serve the Company and its subsidiaries.

2.   Grantees. Options may be granted under this Plan to any employee or director of the Company and its subsidiaries. The employees and directors of the Company and its subsidiaries to whom options are granted and the terms of such options shall be determined by the Compensation Committee appointed pursuant to Section 10 hereof, except that the full Board of Directors, acting by affirmative vote of a majority of the directors then in office, shall make such determinations in the case of directors who are not also employees of the Company or any subsidiary ("Non-Employee Directors"). A grantee may hold more than one option. The number of shares of Common Stock, par value $.10 per share (the "Common Stock"), of the Company subject to options that may be granted under this Plan in any calendar year to any employee or director shall not exceed 2,000,000 (the "Annual Limit"). To the extent required by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), shares subject to options that are canceled shall continue to be counted against the Annual Limit.

Nothing contained in this Plan, nor in any option granted pursuant to this Plan, shall confer upon any employee or director any right to the continuation of his or her employment or directorship nor limit in any way the right of the Company or its subsidiaries to terminate such employment or directorship at any time.

As used herein, the term "subsidiary" shall mean any present or future entity that is controlled by the Company, directly or through one or more intermediaries.

3.   Effectiveness and Termination of Plan. This Plan shall become effective upon approval thereof by the holders of a majority of the votes cast at a meeting held, among other things, for such purpose, provided that the total vote cast on the proposal represents over 50% in interest of the Common Stock entitled to vote at the meeting. The date of the meeting at which such approval is given shall be the adoption date of this Plan. This Plan shall terminate on the earliest of (i) ten (10) years from its adoption date (ii) when all shares of Common Stock that may be issued under this Plan shall have been issued through exercise of options granted under this Plan or (iii) at any earlier time that the Board of Directors may determine.

Any option outstanding under this Plan at the time of its termination shall remain in effect in accordance with its terms and conditions and those of this Plan.

4.   The Common Stock. The aggregate number of shares of Common Stock of the Company that may be issued under this Plan shall consist of 40,000,000 shares, subject to further adjustment as provided in Section 7 hereof. Such number of shares may be set aside out of the authorized but unissued shares of Common Stock of the Company not reserved for any other purpose or out of shares of Common Stock held in or acquired for the treasury of the Company. All or any shares of Common Stock subjected under this Plan to an option that, for any reason, is canceled, terminates, lapses or expires unexercised as to such shares may again be subjected to an option under this Plan. If a grantee pays the purchase price for an option by tendering previously owned shares of Common Stock in accordance with the provisions of Section 5(b)(i) herein or satisfies any tax withholding requirement with respect to any option by having the Company withhold shares of Common Stock in accordance with Section 9 herein, then such shares surrendered to pay the purchase price or used to satisfy such tax withholding requirement shall count against the aggregate number of shares of Common Stock that may be issued under this Plan set forth above in this Section 4.

5.   Types of Options and Terms and Conditions.

(a)   Options granted under this Plan shall be in the form of (i) incentive stock options as defined in Section 422 of the Code ("incentive stock options") or (ii) options not qualifying under said Section ("nonstatutory stock options").

(b)   Options may be granted at any time and from time to time prior to the termination of this Plan. Except as hereinafter provided, all options granted pursuant to this Plan shall be subject to the following terms and conditions:

(i)   Price. The purchase price of the shares of Common Stock issuable upon exercise of options granted under this Plan shall be not less than 100% of the fair market value of the Common Stock on the date of the grant of the option. For purposes of this Plan, "fair market value" of the Common Stock shall mean the closing sales price of the Common Stock (or the closing bid, if no sales were reported) as reported on the New York Stock Exchange-Composite Transactions for the last market trading day prior to the time of determination or, if the Common Stock is not then listed on the New York Stock Exchange, the price determined in good faith by the Compensation Committee (or the Board of Directors in the case of options granted to Non-Employee Directors). The purchase price shall be paid in full at the time of such purchase, in (A) cash, (B) shares of

Common Stock of the Company valued at the fair market value of the Common Stock on the date of purchase or (C) any combination of cash and Common Stock. The purchase price shall be subject to adjustment, but only as provided in Section 7 hereof.

(ii)   Duration and Exercise of Options. Options may be granted for terms of up to but not exceeding ten (10) years from the date the particular option is granted. Options shall be exercisable as provided by the Compensation Committee (or the Board of Directors in the case of options granted to Non-Employee Directors) at the time of grant thereof.

[Note: The lead in to Section 5(b)(iii) and the paragraphs entitled "Retirement," "Disability or Death" and "Other Reasons" as set forth below apply to options granted on or after February 7, 2006. See the relevant terms and conditions of each option grant for the termination provisions applicable with respect to options granted before that date.]

(iii)   Termination of Employment or Service as a Director.   Upon the termination of the grantee's employment or service as a director, except as otherwise provided under terms of a particular grant, his or her rights to exercise an option shall be as follows:

Retirement. If a grantee's employment or service as a director terminates by reason of retirement, the grantee or the grantee's estate (in the event of death after such termination) may, at any time prior to the fixed termination date provided in the option, exercise the option with respect to all or any part of the shares of Common Stock subject thereto, regardless of whether the right to purchase such shares had accrued on or before the last day on which the grantee was either an employee or director of the Company or any subsidiary. Anything in this Plan to the contrary notwithstanding, if a grantee were eligible for retirement but ceased to be an employee or director by reason of disability, death or any other reason before such grantee retired, his or her rights to exercise an option shall be as if such grantee's employment or service as a director ceased by reason of retirement. If an incentive stock option is exercised after the exercise period that is applicable for purposes of Section 422 of the Code, such option shall be treated as a nonstatutory stock option. For purposes of this Plan, "retirement" means termination of employment with or service as a director of the Company and/or its subsidiaries on or after the grantee's 65th birthday or the grantee's 60th birthday if the grantee has completed or is otherwise credited with ten (10) years of service as an employee or director of the Company and/or its subsidiaries.

Disability or Death. If a grantee's employment or service as a director of the Company and/or its subsidiaries terminates by reason of disability or death, the grantee or the grantee's estate may, within one year following such termination, exercise the option with respect to all or any part of the shares of Common Stock subject thereto, regardless of whether the right to purchase such shares had accrued on or before the date of such termination. If an incentive stock option is exercised after the exercise period that is applicable for purposes of Section 422 of the Code, such option shall be treated as a nonstatutory stock option. For purposes of this Plan, "disability" means (i) when used in the context of an option other than an incentive stock option, a physical or mental condition that qualifies as a disability under the long-term disability pay plan of the Company and/or its subsidiaries then in effect for United States employees (irrespective of whether the grantee is eligible to participate in such plan), which disability has, in the case of an employee prevented such employee from being in the full-time, active service of the Company and/or its subsidiaries for the entire period of one hundred-eighty (180) days immediately preceding termination of employment; and (ii) when used in the context of an incentive stock option, a physical or mental condition that qualifies as a disability within the meaning of Code Section 22(e)(3).

<u>Other Reasons</u>. If a grantee's employment or service as a director of the Company and/or its subsidiaries terminates for any reason other than retirement, disability or death, the grantee or the grantee's estate (in the event of the grantee's death after such termination) may, within thirty (30) days following such termination, exercise the option with respect to only such number of shares of Common Stock as to which the right of exercise had accrued on or before the termination date unless the Compensation Committee (or the Board of Directors in the case of options granted to Non-Employee Directors) determines that the option shall be exercisable as to a greater portion thereof. Except as otherwise provided in the following sentence, for purposes of the preceding sentence, the termination date means the effective date of termination of a grantee's employment or service as a director. If a grantee is employed outside the United States, the termination date shall be the earliest of (i) the date on which notice of termination of employment is provided to the grantee, (ii) the last day of the grantee's active service with the Company or a subsidiary, or (iii) the last day on which the grantee is an employee of the Company or any subsidiary, as determined in each case without including any required advance notice period and irrespective of the status of the termination under local labor or employment laws.

<u>General</u>. Notwithstanding the foregoing, no option shall be exercisable in whole or in part (A) after the termination date provided in the option, or (B) except as provided in the fourth paragraph of Section 10 or in the event of termination of employment or service as a director because of disability, retirement or death, unless the grantee shall have continued in the employ of, or to serve as a director of, the Company or one of its subsidiaries for one year following the date the option was granted. A grantee's "estate" shall mean the grantee's legal representatives upon the grantee's death or any person who acquires the right under the laws of descent and distribution to exercise an option by reason of the grantee's

death. The Board of Directors or the Compensation Committee may determine that the transfer of employment of one or more employees at the Company's request or with its permission to an entity that has a contractual relation with the Company or one or more of its subsidiaries shall not be deemed a termination of employment for purposes of this Section 5(b)(iii). In the case of a person who is both an employee and a director of the Company, the provisions of this Section 5(b)(iii) shall not apply until such time as such person is neither an employee nor a director of the Company.

(iv)   <u>Transferability of Option</u>. Except as otherwise provided herein, options shall be transferable only by will or the laws of descent and distribution and shall be exercisable during the grantee's lifetime only by him or her. A grantee may transfer any nonstatutory stock option granted under this Plan to members of his or her immediate family (defined as a spouse, children and/or grandchildren) or to one or more trusts for the benefit of such family members if the instrument evidencing such option expressly so provides and the grantee does not receive any consideration for the transfer; provided, however, that any such transferred option shall continue to be subject to the same terms and conditions that were applicable to such option immediately prior to its transfer (except that such transferred option may not be further transferred by the transferee during the transferee's lifetime). An option and all rights thereunder shall terminate immediately if the holder attempts to or does sell, assign, transfer, pledge, hypothecate or otherwise dispose of the option or any rights thereunder to any person except as permitted herein.

(v)   <u>Surrender of Options</u>. The Compensation Committee (or the Board of Directors in the case of options granted to Non-Employee Directors) may require the surrender of outstanding options as a condition precedent to the grant of new options. Upon each such surrender, the option or options surrendered shall be canceled and the shares of Common Stock of the Company previously subject to the option or options under this Plan shall thereafter be available for the grant of options under this Plan.

(vi)   <u>Other Terms and Conditions</u>. Options may also contain such other provisions, which shall not be inconsistent with any of the foregoing terms, as the Compensation Committee (or the Board of Directors in the case of options granted to Non-Employee Directors) shall deem appropriate.

(c)   Incentive stock options granted pursuant to this Plan shall be subject to all the terms and conditions included in subsection (b) and to the following terms and conditions:

(i)   No incentive stock option shall be granted to an individual who is not an employee of the Company or a "subsidiary corporation" as defined in Section 424(f) of the Code;

(ii)   No incentive stock option shall be granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company; and

(iii)   No incentive stock option may be granted under this Plan if such grant, together with any applicable prior grants that are incentive stock options within the meaning of Section 422(b) of the Code, would exceed any maximum established under the Code for incentive stock options that may be granted to an individual employee.

6.   <u>Rights of a Shareholder</u>. A recipient of an option shall have no rights as a shareholder with respect to any shares issuable or transferable upon exercise thereof until the date of issuance of a stock certificate for such shares. Except as otherwise provided pursuant to Section 7 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the date of such stock certificate.

7.   <u>Adjustment of and Changes in Common Stock</u>. In the event that the shares of Common Stock of the Company, as presently constituted, shall be changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation (whether by reason of merger, consolidation, recapitalization, reclassification, split-up, combination of shares, or otherwise) or if the number of such shares of Common Stock shall be increased through the payment of a stock dividend or a dividend on the shares of Common Stock of rights or warrants to purchase securities of the Company shall be made, then there shall be substituted for or added to each share of Common Stock theretofore appropriated or thereafter subject or that may become subject to an option under this Plan, the number and kind of shares of stock or other securities into which each outstanding share of Common Stock of the Company shall be so changed, or for which each such share shall be exchanged, or to which each such share shall be entitled, as the case may be, and references herein to the Common Stock shall be deemed to be references to any such stock or other securities as appropriate. Outstanding options shall also be appropriately amended as to price and other terms as may be necessary to reflect the foregoing events. In the event there shall be any other change in the number or kind of the outstanding shares of the Common Stock of the Company, or of any stock or other securities into which such Common Stock shall have been changed or for which it shall have been exchanged, then if the Board of Directors shall, in its sole discretion, determine that such change equitably requires an adjustment in any option theretofore granted or that may be granted under this Plan, such adjustments shall be made in accordance with such determination. Fractional shares resulting from any adjustment in options pursuant to this Section 7 may be settled in cash or otherwise as the Board of Directors shall determine. Notice of any adjustment shall be given by the Company to each holder of an option that shall have been so adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of this Plan.

8.   <u>Securities Act Requirements</u>. No option granted pursuant to this Plan shall be exercisable in whole or in part, and the Company shall not be obligated to sell any shares of Common Stock subject to any such option, if such exercise and sale would, in the opinion of counsel for the Company, violate the Securities Act of 1933 (or other Federal or State statutes having similar requirements), as in effect at that time. Each option shall be subject to the further requirement that, if at any time the Board of Directors shall determine in its discretion that the listing or qualification of the shares of Common Stock subject to such option under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the issue of shares thereunder, such option may not be exercised in whole or in part unless such

listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board of Directors.

9.   <u>Withholding</u>. Appropriate provision (which may include the election by the grantee to have the Company withhold from the Common Stock to be issued upon exercise of an option a number of shares having an aggregate fair market value that would satisfy the tax withholding amount due based on a rate no higher than the statutory minimum tax withholding rate or to deliver to the Company shares of Common Stock already owned having an aggregate fair market value to satisfy the desired withholding amount) shall be made for all taxes required to be withheld from shares of Common Stock issued under this Plan under the applicable laws or other regulations of any governmental authority, whether federal, state or local, and domestic or foreign. To that end, the Company may at any time take such steps as it may deem necessary or appropriate (including sale or retention of shares) to provide for payment of such taxes.

10.   <u>Administration and Amendment of Plan</u>. The Board of Directors shall appoint a Compensation Committee composed of two or more directors. The Board of Directors (but not the Compensation Committee) may from time to time remove members from such Committee or add members thereto, and vacancies in such Committee, however caused, shall be filled by the Board. The Compensation Committee (or the Board of Directors in the case of options granted to Non-Employee Directors) from time to time may adopt rules and regulations for carrying out this Plan. The interpretation and construction by the Compensation Committee (or the Board of Directors in the case of options granted to Non-Employee Directors) of any provision of this Plan or any option granted pursuant hereto shall be final and conclusive. No member of the Compensation Committee or the Board of Directors shall be liable for any action or determination made in good faith with respect to this Plan or any option granted pursuant thereto. Subject to the terms and conditions of this Plan, the Compensation Committee (or the Board of Directors in the case of options granted to Non-Employee Directors) may modify, extend or renew outstanding options granted under this Plan, or accept the surrender of outstanding options (to the extent not already exercised) and grant new options in substitution of them (to the extent not already exercised). The Compensation Committee (or the Board of Directors in the case of options granted to Non-Employee Directors) will not, however, modify any outstanding option so as to specify a lower purchase price or cancel any outstanding option and issue a new option in its place with a lower purchase price, without the approval of the Company's shareholders. Notwithstanding the foregoing, no modification of an option will materially alter or impair any right or obligation under any option already granted under this Plan, without the prior written consent of the grantee.

Subject to the terms of this Plan and terms and limitations as the Compensation Committee shall determine, the Compensation Committee may delegate its authority to grant options to employees to the Company's Chief Executive Officer, subject to an annual limit per employee of 10,000 shares of Common Stock of the Company subject to options, except that no such delegation may be made in the case of options granted to persons who are subject to the provisions of Section 16 of the Exchange Act or in the case of option grants intended to be qualified under Section 162(m) of the Code. The annual limit described in the preceding sentence shall be subject to adjustment as provided in Section 7. To the extent that the Compensation Committee delegates its authority as provided by this Section 10, all references in this Plan to the Compensation Committee's authority to grant options shall be deemed to include the Chief Executive Officer.

The Board of Directors (but not the Compensation Committee) may from time to time make such changes in and additions to this Plan as it may deem proper and in the best interests of the Company, without further action on the part of the shareholders of the Company except as required by law, regulation or by the rules of the principal trading market of the Company's Common Stock at that time; provided, however, that, unless the shareholders of the Company shall have first approved thereof (i) except as provided in Section 7 hereof, the total number of shares of Common Stock subject to this Plan and the Annual Limit shall not be increased and the minimum purchase price shall not be changed, (ii) no option shall be exercisable more than ten (10) years after the date it is granted and (iii) the expiration date of this Plan shall not be extended.

The Board of Directors shall have the power, in the event of any disposition of substantially all of the assets of the Company, its dissolution or of any consolidation or merger of the Company with or into any other corporation, to amend all outstanding options to permit the exercise of all such options prior to the effectiveness of any such transaction and to terminate such options as of such effectiveness. If the Board of Directors shall exercise such power, all options then outstanding and subject to such requirement shall be deemed to have been amended to permit the exercise thereof in whole or in part by the grantee at any time or from time to time as determined by the Board of Directors prior to the effectiveness of such transaction and such options shall be deemed to terminate upon such effectiveness.

11. <u>Breach of Restrictive Covenants</u>. The terms of an option grant may provide that, notwithstanding any other provision of this Plan to the contrary, if the grantee breaches any noncompetition, nonsolicitation or nondisclosure provision or provision as to the Company's ownership of inventions contained in the grant or otherwise required as a condition to a grant, whether during or after termination of employment or service as a director of the Company or any of its subsidiaries, the grantee will forfeit such option or the shares issued upon exercise thereof (in which case the Company will repay the lesser of the option price or the then fair market value of a share of Common Stock) or pay to the Company any gain realized as a result of the disposition of shares of Common Stock issued upon exercise, all as provided in the terms of a particular grant.

Exhibit 10.3

STRYKER CORPORATION

**STOCK OPTION AGREEMENT
RELATING TO SPECIAL STOCK OPTION AWARD
TO STEPHEN P. MACMILLAN
PURSUANT TO THE 1998 STOCK OPTION PLAN
ON FEBRUARY 7, 2006**

STRYKER CORPORATION (the "Company") hereby grants to you a non-transferable, nonstatutory stock option (the "Option") to purchase an aggregate of 1,000,000 shares of its Common Stock, $.10 par value (the "Common Stock"), at the price of $46.85 per share. The Option shall expire on February 6, 2016 and prior thereto shall become exercisable in installments in accordance with the following schedule:

Period Beginning	Percent and Number of Shares Originally Subject to Option that may be Purchased	
February 7, 2006		None
February 7, 2007	10%	100,000
February 7, 2008	10%	100,000
February 7, 2009	10%	100,000
February 7, 2010	10%	100,000
February 7, 2011	10%	100,000
February 7, 2012	10%	100,000
February 7, 2013	10%	100,000
February 7, 2014	10%	100,000
February 7, 2015	20%	200,000

1.   The Option is subject to all of the terms and conditions of the Company's 1998 Stock Option Plan, as amended to date (the "Plan"), pursuant to which the Option is granted and, in the case of a conflict between the provisions set forth below in this Stock Option Agreement and the terms of the Plan, the provisions of the Plan will govern.

2.   Upon the termination of your employment, your rights to exercise the Option shall be only as follows:

(a)   If your employment is terminated by reason of disability (as such term is defined in the Plan) or death, you or your estate shall have the right, for a period of three (3) years following such termination, to exercise the Option with respect to only such number of shares as to which the right of exercise had accrued on or before the last day on which you were an employee of the Company or any subsidiary.

(b)   If you cease to be an employee for any reason other than those provided in (a) above, you or your estate (in the event of your death after such termination) may, within the thirty (30)-day period following such termination, exercise the Option with respect to only such number of shares as to which the right of exercise had accrued on or before the last day on which you were an employee of the Company.

(c)   Notwithstanding the foregoing, the Option shall not be exercisable in whole or in part (i) after the termination date provided herein, or (ii) except as provided in the fourth paragraph of Section 10 of the Plan or in the event of termination of employment because of disability or death, unless you shall have continued in the employ of the Company through February 6, 2007.

3.   Notice in writing of any election to exercise the Option specifying the number of shares of Common Stock that you elect to purchase and the date on which such purchase is to be made shall be given by you to the Secretary of the Company. Except as provided in Section 4 below, the purchase price may be paid in (a) cash, (b) shares of Common Stock of the Company at the fair market value (as such term is defined in the Plan) thereof or (c) any combination of cash or Common Stock. You must also make appropriate provision for all taxes required to be withheld under the applicable laws or other regulations of any governmental authority, whether federal, state or local, and domestic or foreign. The withholding obligation may be satisfied (a) in cash, (b) by delivering to the Company shares of Common Stock already owned having an aggregate fair market value that would satisfy the withholding amount, (c) by electing to have the Company withhold from the Common Stock to be issued upon exercise of the Option a number of shares having an aggregate fair market value that would satisfy the withholding amount, provided, however, that in no event may the number of shares withheld in the case of this clause (c) exceed the statutory minimum withholding rates or (d) by any combination of the foregoing.

4.   You must exercise the Option for at least 5,000 shares (including shares withheld to satisfy applicable withholding taxes) each Option year (the twelve (12)-month period beginning on February 7, 2007 or any of the first eight anniversaries thereof) or the Option shall expire as to the number of shares equal to the shortfall. The purchase price for each such exercise shall be paid in cash. You also agree to hold such shares as long as you hold the position of Chief Executive Officer, and the certificates evidencing such shares shall bear a restrictive legend to such effect. Further, you agree to hold twenty-five percent (25%) of any shares over and above the minimum of 5,000 shares that are acquired upon exercise of the Option in any Option year for at least one (1) year after the date of exercise, and the certificates evidencing such shares shall bear a restrictive legend to such effect.

5.   You agree that the provisions of Sections 6 and 7 of the Executive Employment Agreement, dated April 22, 2003, between the Company and you (the "Employment Agreement") and the noncompetition, nonsolicitation and nondisclosure provisions and provisions as to the Company's ownership of inventions contained in any other agreement entered into between the Company and you on or subsequent to the date hereof shall remain in

full force and effect for two years after the termination of your employment with the Company for any reason, notwithstanding any provision to the contrary therein.

6.   For purposes of this Section 6, a "Trigger Event" shall occur if (a) the Board of Directors terminates your employment for cause (as such term is defined in the Employment Agreement), (b) it is determined within one (1) year after termination of your employment for any other reason, including voluntary termination by you, that the Board of Directors would have been justified in terminating your employment for cause if the facts and circumstances had been known prior to such termination for any other reason or (c) you violate the provisions described in Paragraph 5 above at any time within the two (2)-year period following termination. If a Trigger Event occurs, any unexercised portion of the Option shall be rescinded and you shall return to the Company all shares of Common Stock that were acquired upon exercise of the Option that you have not disposed of and the Company shall repay you an amount for each such share equal to the lesser of $46.85 or the fair market value of a share of Common Stock at such time. Further, if a Trigger Event occurs, you shall pay to the Company an amount equal to the profit realized by you on all shares of Common Stock that were acquired upon exercise of the Option that you have disposed of. For purposes of the preceding sentence, the profit shall be the difference between $46.85 and the fair market value of the Common Stock at the time of disposition.

7.   The Option shall be transferable only by will or the laws of descent and distribution and shall be exercisable during your lifetime only by you. If you purport to make any transfer of the Option, except as aforesaid, the Option and all rights thereunder shall terminate immediately.

8.   The Option shall not be exercisable in whole or in part, and the Company shall not be obligated to issue any shares of Common Stock subject to the Option, if such exercise and sale would, in the opinion of counsel for the Company, violate the Securities Act of 1933 (or other Federal or State statutes having similar requirements), as in effect at the time. The Option is subject to the further requirement that, if at any time the Board of Directors of the Company shall determine in its discretion that the listing or qualification of the shares of Common Stock subject to the Option under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the issuance of shares under the Option, the Option may not be exercised in whole or in part unless such listing, qualification, consent or approval shall have been effected or obtained free of any condition not acceptable to the Board of Directors.

9.   The grant of the Option shall not confer upon you any right to continue in the employ of the Company nor limit in any way the right of the Company to terminate your employment at any time. You shall have no rights as a shareholder of the Company with respect to any shares of Common Stock issuable upon the exercise of the Option until the date of issuance of a stock certificate for such shares.

10.   The Option grant is a special one-time award that does not form part of your ongoing compensation and shall not be taken into account in calculating any other compensation or benefits.

11.   The provisions of this Agreement shall bind and inure to the benefit of the Company, its successors and assigns and you and your estate in the event of your death.

12.   This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan.

13.   It is the desire and intent of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under applicable laws and public policies. Accordingly, if any particular portion of this Agreement shall be adjudicated by an appropriate court to be invalid or unenforceable, this Agreement shall be deemed amended to delete therefrom such invalid term(s) and shall be reformed to the extent necessary to make this Agreement valid and enforceable in that jurisdiction. Such deletion and/or reformation shall apply only with respect to the operation of this Agreement in the particular jurisdiction in which such adjudication is made.

14.   Any notice required to be given under this Agreement shall be in writing and shall be deemed to have been given when personally delivered or when sent by overnight courier service to the Secretary of the Company at the principal executive offices of the Company and to you at your home address on file with the Company.

STRYKER CORPORATION

By: /s/ THOMAS R. WINKEL
        Name: Thomas R. Winkel
        Title: Vice President, Administration
                 and Secretary

ACCEPTED AND AGREED
this 7th day of February, 2006:

/s/ STEPHEN P. MACMILLAN
Stephen P. MacMillan